Exhibit 99.6

For Immediate Release
Press Contacts:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635 (ET)
ir@nice.com

Yisca Erez
+972-9-775-3798 (CET)
NICE Systems Ltd.
ir@nice.com

NICE Actimize Recognized by CIO Review Magazine as a 2015
“Top 20” Most Promising Enterprise Risk Management Solution Provider

NICE Actimize cited for continuing excellence in delivering top-notch Enterprise
Risk Management solutions

NEW YORK – July 22, 2015 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of financial crime, risk and compliance software for the financial services industry, has been included in CIO Review Magazine’s 2015 list of the “20 Most Promising Enterprise Risk Management Solution Providers.” The publication included NICE Actimize in this year’s ERM list based on its expertise in offering solutions which detect and prevent potential fraud, manage regulatory compliance, and identify money-laundering threats.

The publication’s July issue was designed to include some of the industry’s best solution providers offering technologies and services that aid in Enterprise Risk Management. According to its editorial board, the firms included in this listing exhibited vast knowledge and in-depth expertise in delivering ERM solutions.

“NICE Actimize has been on our radar for some time and we are happy to showcase them this year due to their continuing excellence in delivering top-notch Enterprise Risk Management solutions, particularly its Case Management solution,” said Harvi Sachar, Publisher and Founder, CIO Review. “NICE Actimize’s financial crime solutions continue to break new ground, benefiting its customers around the globe, and we’re excited to feature them on our top companies list.”

“NICE Actimize is honored to be recognized by CIO Review’s editorial board for its leadership in ERM technology,” said Joe Friscia, President, NICE Actimize. Financial institutions continue to rank risk management high on their priority list. Enterprise-wide management of financial crime and compliance risk is core to a successful risk strategy.”

NICE Actimize’s ERM solutions include its Enterprise Risk Case Manager, which enhances operational efficiencies by automating and streamlining processes and facilitating a unified, holistic view of risk across multiple lines of business, channels, products and customers.

“As the marketplace continues to evolve, financial services providers are further threatened by highly sophisticated fraudsters and other criminals looking for vulnerabilities across transaction channels, said Chad Hetherington, Global Vice President & General Manager, Enterprise Risk Case Management , NICE Actimize. “Our solution links all suspicious activities and provides a single view of risk across channels, customers and products. It is this unified approach to financial crime risk management that reduces an organization’s exposure to risk.”

About CIO Review
CIO Review constantly endeavors to identify “The Best” in a variety of areas important to tech business. Through nominations and consultations with industry leaders, our editors choose the best in different domains. The publication’s Enterprise Risk Management Special Edition is an annual listing of 20 Most Promising Enterprise Risk Management Solution Providers in the U.S.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real-time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE’s solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Systems Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.